33-74912

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

ANGLO AMERICAN PLC
(Exact name of Issuer of deposited securities as specified in its charter)

United Kingdom
(Jurisdiction of Incorporation or organization of Issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
Tel. No.: (212) 250-9100
(Address, including zip code, and telephone number of depositary's principal offices)

Deutsche Bank Trust Company Americas
60 Wall Street

New York, New York 10005
Tel. No.: (212) 250-9100
(Address, including zip code, and telephone number of agent for service)

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing     ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registra-tion Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one Ordinary Share of Anglo American PLC	N/A	N/A	N/A	N/A

Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS
EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY
RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE S
ECURITIES AND EXCHANGE COMMISSION

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of Receipts Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office	Introductory Paragraph; final sentence on face.

2.	Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit

(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Articles (12) and (14)
(iii)	Collection and distribution of dividends	Article (13)
(iv)	Transmission of notices, reports and proxy soliciting material	Articles (11) and (12)
(v)	Sale or exercise of rights	Articles (13) and (14)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (13) and (16)
(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (18) and (19)
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (3)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (1), (2), (4), (6), (15), (16) and (17)
(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Articles (1), (2), (4), (7), (16) and (17)

(3)	Fees and Charges	Article (20)

Item 2. AVAILABLE INFORMATION		Introductory paragraph and Articles (1), (2), (4), (7), (16) and (17)

(a)
Statement that the issuer of the deposited securities specified above furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Article (11)

  PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed Herewith

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

(e) Certification under Rule 466. - Filed herewith

Item 4. UNDERTAKINGS

  (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 1, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for ordinary shares of Anglo American plc

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:	/s/ William Fahey
William Fahey Vice President

By:	/s/ James A. Kelly III
James A. Kelly III Vice President

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of ADR
(e)	Rule 466 Certification